ALDERSHOT RESOURCES LTD.

FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

OCTOBER 31, 2006

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended October 31, 2006.

ALDERSHOT RESOURCES LTD.
BALANCE SHEETS
(Unaudited – Prepared by Management)

	October 31, 2006	January 31, 2006
ASSETS		
Current		
Cash	$ 178,659	$ 28,970
Short-term investments	186,920	373,200
Receivables	8,578	39,428
Prepaid expenses	57,644	10,761
	431,801	452,359
Equipment (Note 2)	13,018	9,259
Resource properties (Note 3)	997,750	471,300
	$ 1,442,569	$ 932,918
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 37,126	$ 73,138
Due to related parties (Note 6)	1,051	37,729
	38,177	110,867
Shareholders' equity (Note 4)		
Capital stock		
Authorized		
10,000,000 Series "A" cumulative, redeemable, convertible preferred shares with a par value of $1.00		
Issued : Nil (January 31, 2006 – 498,211)	-	498,211
Authorized		
500,000,000 common shares without par value		
Issued : 35,135,435 (January 31, 2006 – 27,786,988)	8,022,996	5,924,550
Share subscriptions receivable	(3,000)	-
Obligation to issue shares (Note 4)	530,151	-
Contributed surplus	964,027	708,261
Deficit	(8,109,782)	(6,308,971)
	1,404,392	822,051
	$ 1,442,569	$ 932,918

Nature and continuance of operations (Note 1)

On behalf of the Board:

"Ian Adam" Director "Jeremy Caddy" Director

The accompanying notes are an integral part of these financial statements.

ALDERSHOT RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended October 31, 2006	Three Month Period Ended October 31, 2005	Nine Month Period Ended October 31, 2006	Nine Month Period Ended October 31, 2005
EXPENSES				
Exploration costs (Note 3)	$ 308,382	$ 303,924	$ 498,616	$ 386,728
Amortization	906	837	2,319	2,037
Bank charges	570	568	1,927	1,695
Consulting	27,594	11,735	72,368	52,387
Foreign exchange	4,366	6,870	639	29,693
Investor relations	40,582	12,500	111,883	81,566
Management fees (Note 6)	30,000	20,000	90,000	60,000
Administration and secretarial	50,994	24,207	120,551	55,145
Office and rent	23,428	23,354	74,557	48,195
Professional fees	20,022	32,010	102,309	91,697
Property investigation	25,698	58,341	87,863	114,232
Regulatory, and trust company fees	6,909	3,807	30,285	29,855
Shareholder information	-	-	7,623	2,912
Stock-based compensation (Note 5)	13,729	78,846	255,354	388,229
Travel and related expenses	28,022	31,948	101,910	99,641
Website design and maintenance	66	-	3,197	3,100
Loss before other items	(581,268)	(608,947)	(1,561,401)	(1,447,112)
OTHER ITEMS				
Interest income	14,180	2,501	18,817	2,651
Write-down of resource properties' costs	-	-	-	(95,017)
	14,180	2,501	18,817	(92,366)
Net loss for the period	(567,088)	(606,446)	(1,542,584)	(1,539,478)
Deficit, beginning of period	(7,510,754)	(5,132,852)	(6,308,971)	(4,199,820)
Dividends on preferred shares (Note 4)	(31,940)	-	(258,227)	-
Deficit, end of period	$ (8,109,782)	$ (5,739,298)	$ (8,109,782)	$ (5,739,298)
Basic and diluted loss per share	$ (0.01)	$ (0.02)	$ (0.05)	$ (0.06)
Weighted average number of shares outstanding	34,657,500	27,518,611	32,453,594	24,189,620

The accompanying notes are an integral part of these financial statements.

ALDERSHOT RESOURCES LTD.
STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended October 31, 2006	Three Month Period Ended October 31, 2005	Nine Month Period Ended October 31, 2006	Nine Month Period Ended October 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	$ (567,088)	$ (606,446)	$ (1,542,584)	$ (1,539,478)
Items not affecting cash:				
Amortization	906	837	2,319	2,037
Stock-based compensation	13,729	78,849	255,354	388,229
Write-down of resource property costs	-	-	-	95,017
Changes in non-cash working capital items:				
Receivables	(375)	(16,291)	30,850	(8,107)
Prepaid expense	(23,508)	20,085	(46,883)	265
Accounts payable and accrued liabilities	3,770	7,079	(36,012)	(28,901)
Cash used in operating activities	(572,566)	(515,8900	(1,336,956)	(1,090,938)
CASH FLOWS FROM FINANCING ACTIVITIES				
Due to related party	(2,627)	-	(36,678)	(51,058)
Share subscriptions (receivable) received	-	62,000	(3,000)	-
Proceeds from issuance of capital stock	-	102,600	1,599,182	1,969,270
Share issue costs	-	(3,691)	(15,561)	(62,456)
Cash provided by (used in) financing activities	(2,627)	160,909	1,543,943	1,855,756
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of equipment	(2,881)	-	(6,078)	(8,223)
Resource properties' acquisition costs	(195,000)	(66,000)	(237,500)	(184,000)
Short-term investments, net	665,760	300,000	186,280	(675,910)
Cash provided by (used in) investing activities	467,879	234,000	(57,298)	(868,133)
Increase (decrease) in cash during period	(107,314)	(120,981)	149,689	(103,315)
Cash, beginning of period	$ 285,973	$ 223,099	28,970	205,433
Cash, end of period	$ 178,659	$ 102,118	$ 178,659	$ 102,118
Cash paid during the period for interest	$ -	$ -	$ -	$ -
Cash paid during the period for income taxes	-	-	-	-

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Aldershot Resources Ltd. (the "Company"), which commenced operations on October 4, 1996, is engaged in the acquisition, exploration and development of copper and uranium resource properties located in Australia, Zambia, Canada and Chile. The Company's financial statements previously were consolidated with those of its accounting parent, Can-Dore Diamond Mining Corporation ("Can-Dore"). On July 11, 2005, Can-Dore was dissolved and these financial statements include only the accounts of the Company.

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the Company's audited financial statements and the accompanying notes for the year ended January 31, 2006. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

These interim financial statements are prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from private equity financings, complete public equity financings, or generate profitable operations in the future. The Company's working capital and deficit position's are as follows:

	October 31, 2006	January 31, 2006
Working capital	$ 393,624	$ 341,492
Deficit	(8,109,782)	(6,308,971)

2. EQUIPMENT

	October 31, 2006			January 31 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and equipment	$ 7,819	$ 5,063	$ 2,756	$ 5,993	$ 4,899	$ 1,094
Computer equipment	17,601	7,339	10,262	13,348	5,183	8,165
	$ 25,420	$ 12,402	$ 13,018	$ 19,341	$ 10,082	$ 9,259

ALDERSHOT RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2006
(Unaudited – Prepared by Management)

3. RESOURCE PROPERTIES

The carrying values of the Company's resource properties are as follows:

	October 31, 2006	January 31, 2006
Hornitos Group of Copper Claims, Chile	$ 62,000	$ 62,000
Quebec Uranium Claims, Quebec, Canada	260,500	129,300
Sandy Creek Uranium Claims, Quebec, Canada	41,500	-
Saguenay River Uranium Claims, Quebec, Canada	145,000	-
Huddersfield Uranium Prospect, Quebec, Canada	40,500	-
Kert Uranium Prospect, Quebec, Canada	56,000	-
Sept Iles Area Uranium Claims, Quebec, Canada	128,500	-
Latour Claims Uranium Claims, Quebec, Canada	12,500	-
British Columbia Uranium Claims, British Columbia, Canada	251,250	280,000
	$ 997,750	$ 471,300

Terro de Oro Mining Property - Chile

San Joint Venture – Chile

The Company entered into a Letter of Intent with International PBX Ventures Ltd. ("PBX") dated June 18, 2004, to create a new Joint Venture project to be known as the "San Joint Venture" involving three concessions and in which the two parties each holds a 50% contributing and participating interest. The Company is negotiating with PBX to exchange its share in the San Joint Venture as consideration for PBX renegotiating the Hornitos Group of Claims option agreement.

Hornitos Group of Claims – Chile

On August 20, 2006, the Company renegotiated its option agreement with International PBX Ventures Ltd ("PBX") to explore PBX's Hornitos property in Region III, Northern Chile. The Hornitos claims cover an area of 3,200 hectares. Pursuant to the terms of the agreement, the Company can earn a 65% interest in the claims by paying PBX a total of $308,000 and spending $1,040,000 in an exploration work program as set out in the table below:

	Cash payments	Exploration expenditures
August 20, 2006	$ 60,000	$ 130,000 best efforts
August 20, 2007	100,000	390,000
August 20, 2008	148,000	520,000

3. **RESOURCE PROPERTIES** (cont'd...)

Quebec Uranium Claims, Canada

The Company has entered into option agreements on May 25, 2005 for the right to acquire a 100% interest in three groups of mineral claims in the Province of Quebec in Canada. The first group, known as the Pool Group, comprise 42 claims located in Huddersfield and Clapham Townships. The second group, known as the Halliwell Group, comprise 17 claims located in Huddersfield, Clapham and Pontefract Townships. The third group, known as the Hupon Group, comprise 6 claims located in Huddersfield Township. During the nine month period ended October 31, 2006, the Company issued 285,000 common shares valued at $91,200 pursuant to the terms of the option agreement. In addition, the Company has staked 185 contiguous claims in order to consolidate its holding in the Province of Quebec.

a) Pool Group

Pursuant to the terms of the agreement, the Company may earn its 100% interest by paying $140,000, issuing 750,000 common shares and incurring exploration expenditures of $500,000 over a five year period. During the year-ended January 31, 2006 the Company paid the vendor $15,000 and issued 150,000 common shares valued at $39,750. The Company incurred more than the required minimum exploration expenditures of $50,000 during the first year, ending May 13, 2006.

b) Halliwell Group

Pursuant to the terms of the agreement, the Company may earn its 100% interest by paying $100,000, issuing 500,000 common shares and incurring exploration expenditures of $400,000 over a five year period. During the year-ended January 31, 2006 the Company paid the vendor $10,000 and issued 100,000 common shares valued at $26,500. The Company incurred more than the required minimum exploration expenditures of $40,000 during the first year, ending May 13, 2006.

In addition, the Company has staked four claims near these 17 claim sites, for which staking costs of $27,000 were incurred. The costs of the staking activities were also capitalized as part of the acquisition cost during the year-ended January 31, 2006.

c) Hupon Group

Pursuant to the terms of an agreement dated June 28, 2005, the Company may earn its 100% interest by paying $36,000, issuing 175,000 common shares over a four year period and incurring exploration expenditures of $100,000 over a five year period. During the year-ended January 31, 2006 the Company paid the vendor $3,000 and issued 35,000 common shares upon receiving regulatory approval valued at $8,050. The Company incurred more that he required minimum exploration expenditures of $10,000 during the first year ending July 14, 2006.

Sandy Creek Uranium Claims, Quebec, Canada

The Company entered into an option agreement on February 28, 2006 to acquire a 100% interest in a group of 14 mineral claims in the Sandy Creek Area and a group of 9 mineral claims in the Rive Uranium Prospect, all located within its Quebec project claim block in the Province of Quebec. The Company may earn its 100% interest in the claims for the purchase price of $45,000 and the issuance of 650,000 common shares over a three year period and by spending $350,000 in exploration expenditures over a five year period. The Company paid $10,000 and issued 150,000 common shares valued at $31,500 to the vendor upon receiving regulatory approval and is required to carry out exploration expenditures of $100,000 during the initial year.

ALDERSHOT RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2006
(Unaudited – Prepared by Management)

3. **RESOURCE PROPERTIES** (cont'd...)

Saguenay River Uranium Claims, Quebec, Canada

On July 31, 2006 the Company entered into an option agreement pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 50 mineral claims in the Saguenay River Area located in the Province of Quebec.

The Company may earn its 100% interest in the Claims for the purchase price of $115,000 and the issuance of 1,200,000 shares in its capital over a three-year period. To date, the Company has paid $55,000 and issued 300,000 common shares valued at $90,000 to the vendor.

Huddersfield Uranium Prospect, Quebec, Canada

On August 3, 2006 the Company entered into an option agreement pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 6 mineral claims in the Huddersfield Township located in the Province of Quebec.

The Company has paid $17,500 and issued 100,000 common shares valued at $23,000 to the vendor in order to earn its 100% interest in the claims.

Kert Uranium Prospect, Quebec, Canada

On October 3, 2006 the Company entered into an option agreement pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 20 mineral claims in the Aldfield and Masham Townships located in the Province of Quebec.

The Company has paid $15,000 and issued 200,000 common shares valued at $41,000 to the vendor in order to earn its 100% interest in the claims. The vendor has a 2% NSR which may be acquired in full by the Company for $1,000,000.

Sept Iles Uranium Claims, Quebec, Canada

On October 4, 2006 the Company entered into an option agreement pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 40 mineral claims in the Sept Iles Area located in the Province of Quebec.

The Company may earn its 100% interest in the claims for the purchase price of $250,000 and the issuance of 1,000,000 common shares over a five-year period. To date, the Company has paid $87,500 and issued 200,000 common shares valued at $41,000 to the vendor.

3. **RESOURCE PROPERTIES** (cont'd…)

Latour Uranium Claims, Quebec, Canada

The Company entered into an option agreement pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 33 mineral claims in the Latour Area located in the Province of Quebec.

The Company may earn its 100% interest in the claims for the purchase price of $125,000 and the issuance of 875,000 common shares over a five-year period. To date, the Company has paid $12,500 to the vendor.

British Columbia Uranium Claims, Canada

The Company entered into an option agreement dated June 28, 2005 to acquire a 100% interest in five groups of mineral claims located in the province of British Columbia in Canada. Pursuant to the agreement, the Company issued 1,000,000 common shares valued at $230,000 and paid $50,000. A 2% net smelter return royalty is also payable with advance royalties of $10,000 per property group payable annually on the anniversary date of the acquisition so long as the Company retains an interest in the property. The five prospective uranium properties cover 115 claim blocks totaling approximately 34,000 hectares.

During the nine month period ended October 31, 2006, the Company returned to treasury 125,000 common shares originally issued in July 2005 pursuant to a property option agreement.

ALDERSHOT RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2006
(Unaudited – Prepared by Management)

3. **RESOURCE PROPERTIES** (cont'd…)

The following is a summary of exploration and development costs incurred by the Company related to its mineral property interests, and charged to operations.

2006	Hornitos Group of Copper Claims	Yuinmery Uranium Project	Turee Creek Uranium Project	Northern Territory Uranium Project	Quebec Uranium Claims	British Columbia Uranium Claims	Kerr Uranium Claims	Total
Equipment rental	$ -	$ -	$ -	$ -	$ 2,100	$ 2,500	$ -	$ 4,600
Field crew labour	-	983	983	-	3,623	12,200	-	17,789
Geological consulting	-	23,500	42,383	28,079	81,096	104,291	17,430	296,779
Geophysical and airborne surveying	-	27,755	-	-	14,831	-	3,885	46,471
Lab tests and assays	-	-	-	-	-	835	-	835
Maintenance and licence fees	-	20,877	7,977	7,223	-	-	-	36,077
Maps and reproduction	25	7,626	12,756	14,749	4,933	933	-	41,022
Materials and field supplies	-	190	689	959	8,892	634	1,323	12,687
Meals and lodging	-	270	1,998	8,017	6,227	6,168	4,725	27,405
Mineral resource database	-	459	-	-	-	-	-	459
Telephone and communication	-	-	-	-	252	-	-	252
Travel and transport	-	427	516	1,530	4,896	2,965	3,906	14,240
Total exploration costs for the period	$ 25	$ 82,087	$ 67,302	$ 60,557	$ 126,850	$ 130,526	$ 31,269	$ 498,616

4. CAPITAL STOCK

Common Shares

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
500,000,000 common shares without par value			
Issued			
Balance as at January 31, 2006	27,786,988	$ 5,924,550	$ 708,261
Private placement (i)	5,060,000	1,518,000	412
Finder's fees (i)	76,300	22,890	-
Exercise of share purchase warrants (iii)	197,000	80,770	-
Shares returned to treasury (Note 3)	(125,000)	(28,750)	-
Settlement of dividends to preferred share holders (ii)	905,147	226,287	-
Shares issued pursuant to property agreements (Note 3)	1,235,000	317,700	-
Stock based compensation (Note 5)	-	-	255,354
Share issue costs	-	(38,451)	-
Balance as at October 31, 2006	35,135,435	$ 8,022,996	$ 964,027

During the nine month period ended October 31, 2006, the Company:

i) Completed a 5,060,000 unit non-brokered private placement at $0.30 per unit for gross proceeds of $1,518,000. Each unit consists of one common share and one purchase warrant exercisable at $0.35 until March 14, 2008. The Company paid finder's fees of 76,300 units, valued at $22,890, with terms that are the same as that for the private placement units, to Epsom Investments Securities NV of Switzerland and $6,930 in cash to Robert Rosenblat of Vancouver, BC. The proceeds of the private placement will be used for exploration work on the Company's uranium projects in Quebec, British Columbia and general working capital. As at October 31, 2006, $3,000 of the proceeds had not been received. This is shown as share subscriptions receivable. .

ii) On February 28, 2006, the Company declared a dividend on the preferred shares. In settlement of the dividend, on March 21, 2006, the Company issued 905,147 common shares which reduced the declared dividends of $226,287, including amounts related to preferred shares that were converted during the 2006 fiscal year of $58,943 as at January 31, 2006 to $nil.

iii) Issued 197,000 common shares for gross proceeds of $80,770 pursuant to the exercise of share purchase warrants.

ALDERSHOT RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2006
(Unaudited – Prepared by Management)

4. CAPITAL STOCK (cont'd...)

Preferred shares

On February 28, 2006, the Company declared a dividend on the preferred shares. In settlement of the dividend, on March 21, 2006, the Company issued 905,147 common shares which reduced the declared dividends of $226,287, including amounts related to preferred shares that were converted during the 2006 fiscal year of $58,943 as at January 31, 2006 to $nil.

On October 21, 2006, the Company converted 498,211 preferred shares issued into 1,992,844 common shares. These shares carry a 10% dividend, are convertible to common shares at the ratio of one preferred share for four common shares at the option of the Company and not at the option of the holders. The Company will issue common shares in payment of all outstanding dividends. At October 21, 2006, dividends of $31,940 were due to the holders of the converted preferred shares which will be settled by the issuance of 127,760 common shares. As at October 31, 2006, the Company had not issued the common shares pursuant to the conversion of the preferred shares and the dividends associated with the converted preferred shares. This is shown as an obligation to issue 2,120,604 common shares valued at $530,151.

Stock options

The Company, in accordance with the policies of the TSX-V, may grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock at the date of grant less a discount in accordance with TSX-V policies. The options can be granted for a maximum term of 5 years.

A summary of the stock options outstanding at October 31, 2006:

Number Outstanding January 31, 2006	Granted	Exercised	Cancelled	Expired	Number Outstanding October 31, 2006	Exercise Price Per Share	Expiry Date
1,000,000		-	-	-	1,000,000	$ 0.25	April 1, 2009
-	50,000	-	-	-	50,000	$ 0.25	August 30, 2009
350,000	-	-	-	-	350,000	$ 0.25	November 9, 2009
925,000	-	-	-	-	925,000	$ 0.28	April 21, 2010
325,000	-	-	-	-	325,000	$ 0.24	August 4, 2010
-	60,000	-	-	-	60,000	$ 0.25	March 1, 2011
-	750,000	-	-	-	750,000	$ 0.25	May 23, 2011
2,600,000	860,000	-	-	-	3,460,000		

4. CAPITAL STOCK (cont'd...)

Warrants

A summary of the share purchase warrants outstanding at October 31, 2006:

Number Outstanding January 31, 2006	Granted	Exercised	Cancelled	Expired	Number Outstanding October 31, 2006	Exercise Price Per Share	Expiry Date
400,000	-	-	-	400,000	-	$ 0.21	February 20, 2006
1,000,000	-	-	-	-	1,000,000	$ 0.30	February 25, 2007
1,961,353	-	197,000	-	-	1,764,353	$ 0.41	April 18, 2007
-	5,060,000	-	-	-	5,060,000	$ 0.35	March 14, 2008
-	76,300	-	-	-	76,300	$0.35	May 9, 2008
3,361,353	5,136,300	197,000	-	400,000	7,900,653		

5. STOCK-BASED COMPENSATION

During the nine month period ended October 31, 2006, the Company granted 860,000 (2005 – 925,000) stock options to consultants, employees, directors and officers. The estimated fair value of these options is recorded as $255,354 (2005 - $309,382) at a weighted average fair value of $0.30 per option (2005 - $0.33). This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The following weighted average assumptions were used for Black-Scholes valuation of the stock options granted during the period:

	October 31, 2006	July 31, 2005
Risk-free interest rate	4.08% ~ 4.50%	3.47%
Expected life of options	3 ~ 5 years	5 years
Annualized volatility	152.60% ~ 216.06%	132.87%
Dividend rate	0.00%	0.00%

ALDERSHOT RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2006
(Unaudited – Prepared by Management)

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $90,000 (2005 - $60,000) to a director of the Company.

b) Paid or accrued consulting fees of $Nil (2005 - $10,511) to a company controlled by a director of the Company.

c) Paid or accrued consulting fees of $22,000 (2005 - $Nil) to an officer of the Company.

d) Paid or accrued legal fees of $Nil (2005 - $9,735) to legal firms of which an officer and a director of the Company are partners.

e) Paid or accrued geological consulting fees (part of exploration costs) of $20,937 (2005 - $25,449) to a company controlled by a director of the Company.

f) Undeclared dividends on preferred shares of $8,240 (2005 - $115,821) are due to a director

g) Paid or accrued administration fees of $21,597 (2005 - $2,553) to a director of the Company.

The following amounts due to related parties are non-interest bearing and have no specific terms of repayment:

	October 31, 2006	January 31, 2006
Thundelarra Exploration Ltd.	$ -	$ 23,492
Directors	1,051	14,237
	$ 1,051	$ 37,729

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

7. SEGMENTED INFORMATION

All of the Company's operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties located in Chile, Africa, Australia, and Canada (in British Columbia and Quebec).

	Assets	Exploration Costs
October 31, 2006		
Chile	$ 62,900	$ 25
Australia	263,665	209,946
Canada	1,116,004	288,645
	$ 1,442,569	$ 498,616
January 31, 2006		
Chile	$ 62,900	$ 22,573
Australia	179,139	195,720
Africa	42	-
Canada	690,837	401,599
	$ 932,918	$ 619,892

8. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

9. SUBSEQUENT EVENTS

Subsequent to October 31, 2006, the Company:

a) Arranged a non-brokered private placement to raise up to $600,000 through the issuance of up to a aggregate of 2,400,000 common shares at $0.25. The proceeds of the private placement will be used for future exploration and for general working capital. The terms of the private placement are subject to regulatory approval.

b) Received $3,000 in proceeds that remained outstanding at October 31, 2006 from a private placement.

ALDERSHOT RESOURCES LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
NINE MONTH PERIOD ENDED OCTOBER 31, 2006

The following discussion and analysis of Aldershot Resources Ltd. (the *"Issuer"* or the *"Company"*), is prepared as of December 14, 2006 should be read together with the unaudited financial statements for the nine month period ended October 31, 2006 and related notes attached thereto which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company was incorporated on September 8, 1987 under the name *"Quattro Resources Ltd."* pursuant to the *Company Act* (British Columbia) by the registration of its Memorandum and Articles. Effective October 31, 2001, its name was changed to *"Aldershot Resources Ltd."*

The Company's financial statements were previously consolidated with those of its accounting parent Can-Dore Diamond Mining Corporation ("Can-Dore"). On July 11, 2005, Can-Dore was dissolved and these financial statements include only the accounts of the Company.

The address of the registered and records office and the address for service of the Issuer is 10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5. The business address of the Issuer is Suite 900, 555 Burrard Street, Vancouver, BC., V7X 1M8.

The Issuer's principal business is the exploration and development of resource properties. The Issuer is continually investigating new exploration opportunities. Mineral exploration is carried out on properties identified by management of the Issuer as having favourable exploration potential.

Additional information related to the Company is available for view on the Company's website at www.aldershotresources.com and on SEDAR at www.sedar.com.

Description of Business

The Issuer is engaged in the exploration and development of resource properties, principally uranium, located in Australia, Zambia and Canada and a copper resource property in Chile. The Issuer was granted the 100 km^2 Turee Creek Uranium Project in the Pilbara Region of Australia, and 100 square kilometres exploration licence, the Yuinmery Uranium Project, located in the East Murchison mineral field of Australia. In addition the Company has been granted six Exploration Licences in the Northern Territory and have three applications pending plus two uranium prospecting licences in Zambia. Other properties include an iron oxide hosted copper gold (IOCG) type of target found in the Copiapo Copper Belt area of Chile's Region III. All of the Issuer's properties are in the exploration stage. The Company also has interests in various groups of uranium claims located in the province of Quebec and five groups of uranium claims in the province of British Columbia.

Management believes that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders. The Company trades on the TSX Venture Exchange under the symbol ALZ.

Performance Summary

The following is a summary of significant events and transactions that occurred during the nine month period ended October 31, 2006:

1. Received the final products of the airborne survey undertaken for the Company by Aeroquest Limited in September and October 2005 over its Quebec projects. The geophysical data generated by Aeroquest Limited indicated favourable results which will require further exploration work.

2. On February 28, 2006, the Company declared a dividend on the preferred shares. In settlement of $226,287 in dividends, the Company issued 905,147 common shares.

3. Participated in the 2006 PDAC conference in Toronto, Ontario, Canada from March 5th to 9th, 2006.

4. Entered into an option agreement on February 28, 2006 pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 14 mineral claims in the Sandy Creek Area and a group of 9 mineral claims in the Rive Uranium Prospect, all located within its Quebec project claim block in the Province of Quebec.

5. RM Resource Management conducted a spectral analysis of ASTER satellite images covering the Company's properties in British Columbia.

6. A detailed exploration program on the Company's Turee Creek Uranium Project in the Pilbara Region of Western Australia is awaiting heritage clearance to allow exploration to commence.

7. An exploration program planned on the Company's Yuinmery Uranium Project located 480 kilometers northeast of Perth, Australia is awaiting clearance to allow ground exploration to commence.

8. Completed a 5,060,000 unit non-brokered private placement at $0.30 per unit for gross proceeds of $1,518,000. Each unit consists of one common share and one purchase warrant exercisable at $0.35 until March 14, 2008. The Company paid finder's fees of 76,300 units, with terms that are the same as that for the private placement units, to Epsom Investments Securities NV of Switzerland and $6,930 in cash to Robert Rosenblat of Vancouver, BC.

9. Held its Annual General Meeting on June 23, 2006. All proposed resolutions were passed.

10. Appointed Mr. Scott Mundell corporate development consultant of the Company on an initial 6 months' management contract with a subsequent option for renewal at a one year tenure.

11. On July 31, 2006 the Company entered into an option agreement pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 50 mineral claims in the Saguenay River Area located in the Province of Quebec.

12. On August 3, 2006, the Company entered into an option agreement pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 6 mineral claims in the Huddersfield Township located in the Province of Quebec.

13. On August 16, 2006, Mr. Frank DeMarte was appointed to the board of directors. Mr. DeMarte is currently the Corporate Secretary and Chief Financial Officer the Company.

14. On October 3, 2006, the Company entered into an option agreement pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 20 mineral claims in the Aldfield and Masham Townships located in the Province of Quebec. This group of claims is collectively referred to as the Kert Uranium Prospect.

15. On October 4, 2006, the Company entered into an option agreement pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 40 mineral claims in the Sept Iles Area located in the Province of Quebec.

16. On October 21, 2006, converted 498,211 preferred shares into 1,992,844 common shares pursuant.

17. The Company entered into an option agreement pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 33 mineral claims in the Latour Area located in the Province of Quebec.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Three Month Period Ended October 31, 2006	Three Month Period Ended October 31, 2005	Nine Month Period Ended October 31, 2006	Nine Month Period Ended October 31, 2005
Total interest revenue	$ 14,180	$ 2,501	$ 18,817	$ 2,651
Net loss	(567,088)	(606,446)	(1,542,584)	(1,539,478)
Basic and diluted loss per share	(0.01)	(0.02)	(0.05)	(0.06)
Total assets	1,442,569	1,356,879	1,442,569	1,356,879
Total long-term liabilities	-	-	-	-
Cash dividends	-	-	-	-

The Company earns interest revenue from cash held in banks and interest earned on short-term investments.

The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business. However, during the current period, the Company declared a dividend on the preferred shares. In settlement of $226,287 in dividends, the Company issued 905,147 common shares on March 21, 2006.

Results of Operations

During the nine month period ended October 31, 2006, the Company incurred a net loss of $1,542,584 (2005 - $1,539,478). Some significant expenses are as follows:

Exploration expenses $498,616 (2005 - $386,728)
Administration and secretarial cost of $120,551 (2005 - $55,145)
Property investigation costs $87,863 (2005 - $114,232)
Investor relations expenses of $111,883 (2005 - $81,566)
Professional fees of $102,309 (2005 - $91,697)
Stock-based compensation $255,354 (2005 - $388,229)
Travel and related expenses of $101,910 (2005 -$99,641)

The Company has incurred significant expenditures on the administration side of its operations. One of the key areas is an increase in investor relation expenses from $81,566 incurred in the previous comparative period to $111,883 incurred in the current period. The Company is trying to increase shareholder awareness of its various projects around the world. As a result the Company has incurred various types to expenditures relating to advertising, preparation of promotional packages and brochures, dissemination of news releases and the maintenance of a Company website.

The Company maintains an office in Perth, Australia which also generates expenses. As a result, the Company has administration and secretarial expenses of $120,551, whereas, these costs were $55,145 during the pervious comparative period.

Professional fees have increased from $91,697 in the previous year to $102,309 in the current period. The Company incurred more legal and accounting costs because of the increase in activity.

The Company incurred stock-based compensation expense of $255,354 during the current period and $388,229 during the previous comparative period. This is a non-cash expense that is recognized on any stock options granted using the Black-Scholes option pricing model to calculate the expense.

During the nine month period ended October 31, 2006, the Company incurred $29,972 for staking various mineral claims which it is in the process of acquiring. This amount is shown in prepaid expenses on the balance sheet.

Summary of Quarterly Results

Three Month Period Ended

	October 31, 2006	July 31, 2006	April 30, 2006	January 31, 2006
Total assets	$ 1,442,569	$ 1,708,585	$ 1,925,581	$ 932,918
Resource properties	997,750	499,051	484,051	471,300
Working capital	393,624	1,161,457	1,368,014	341,492
Interest revenue	14,180	437	4,200	2,987
Net Loss	567,088	657,781	317,715	555,300

Three Month Period Ended

	October 31, 2005	July 31, 2005	April 30, 2005	January 31, 2005
Total assets	$ 1,356,879	$ 1,634,541	$ 1,505,956	$ 369,322
Resource properties	536,566	388,616	56,615	135,632
Working capital	776,583	1,208,437	1,355,087	116,187
Interest revenue	2,501	150	-	-
Net Loss	606,446	340,795	606,610	306,374

Significant changes in key financial data between 2006 and 2004 can be attributed to the Company's acquisition of various mineral claims in Chile, Australia and Canada and the completion of a private placement in the first quarter of the current fiscal year resulting in an increase in total assets. The net loss has increased as the Company wrote-off various mineral claims in Australia and Chile during the 2006 fiscal year. The Company has recognized stock-based compensation expense using the Black-Scholes option pricing model, on all stock options granted to consultants, employees, directors and officers.

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of warrants and stock options. The Company continues to seek capital through various means including the issuance of capital stock.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	October 31, 2006	January 31, 2006
Working capital	$ 393,624	$ 341,492
Deficit	(8,109,782)	(6,308,971)

Net cash used for operating activities during the current period was $1,336,956 compared to net cash used for operating activities of $1,090,938 during the previous comparative period. Cash used during the current period consists primarily of the operating loss and a change in non-cash working capital.

Financing activities provided net cash of $1,543,943 during the current period, compared to $1,855,756 for the previous comparative period. Cash provided during the period consisted primarily of proceeds from the issuance of common stock.

Investing activities used net cash of $57,298 during the current period, compared to $868,133 in net cash provided during the previous comparative period. In the current period, cash was used primarily for the acquisition of a short term investments, and the acquisition of mineral claims in Canada.

Capital Resources

The Company completed a 5,060,000 unit non-brokered private placement at $0.30 per unit for gross proceeds of $1,518,000. Each unit consists of one common share and one purchase warrant exercisable at $0.35 until March 14, 2008. The Company paid finder's fees of 76,300 units, valued at $22,890, with terms that are the same as that for the private placement units, to Epsom Investments Securities NV of Switzerland and $6,930 in cash to Robert Rosenblat of Vancouver, BC. The proceeds of the private placement will be used for exploration work on the Company's uranium projects in Quebec, British Columbia and general working capital.

The Company also had additional sources of capital from the exercise of 197,000 share purchase warrants which raised $80,770 in proceeds.

The Company has sufficient funds to meet its property maintenance payments for fiscal 2006 and cover anticipated administrative expenses throughout the year. It will continue to focus exploration and development efforts in Australia, Canada and Africa.

Related Party Transactions

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $90,000 (2005 - $60,000) to a director of the Company.

b) Paid or accrued consulting fees of $Nil (2005 - $10,511) to a company controlled by a director of the Company.

c) Paid or accrued consulting fees of $22,000 (2005 - $Nil) to an officer of the Company.

d) Paid or accrued legal fees of $Nil (2005 - $9,735) to legal firms of which an officer and a director of the Company are partners.

e) Paid or accrued geological consulting fees (part of exploration costs) of $20,937 (2005 - $25,449) to a company controlled by a director of the Company.

f) Undeclared dividends on preferred shares of $8,240 (2005 - $115,821) are due to a director

g) Paid or accrued administration fees of $21,597 (2005 - $2,553) to a director of the Company.

The following amounts due to related parties are non-interest bearing and have no specific terms of repayment:

	October 31, 2006	January 31, 2006
Thundelarra Exploration Ltd.	$ -	$ 23,492
Directors	1,051	14,237
	$ 1,051	$ 37,729

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, short-term investments, accounts receivable, prepaid expense, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Outstanding Share Data

Common Shares

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
500,000,000 common shares without par value			
Issued			
Balance as at January 31, 2006	27,786,988	$ 5,924,550	$ 708,261
Private placement	5,060,000	1,518,000	412
Finder's fees	76,300	22,890	-
Exercise of share purchase warrants	197,000	80,770	-
Shares returned to treasury (Note 3)	(125,000)	(28,750)	-
Settlement of dividends to preferred share holders	905,147	226,287	-
Shares issued pursuant to property agreements (Note 3)	1,235,000	317,700	-
Stock based compensation (Note 6)	-	-	255,354
Share issue costs	-	(38,451)	-
Balance as at October 31, 2006	35,135,435	$ 8,022,996	$ 964,027

Preferred shares

On February 28, 2006, the Company declared a dividend on the preferred shares. In settlement of the dividend, on March 21, 2006, the Company issued 905,147 common shares which reduced the declared dividends of $226,287, including amounts related to preferred shares that were converted during the 2006 fiscal year of $58,943 as at January 31, 2006 to $nil.

On October 21, 2006, the Company converted 498,211 preferred shares issued into 1,992,844 common shares. These shares carry a 10% dividend, are convertible to common shares at the ratio of one preferred share for four common shares at the option of the Company and not at the option of the holders. The Company will issue common shares in payment of all outstanding dividends. At October 21, 2006, dividends of $31,940 were due to the holder of the converted preferred shares which will be settled by the issuance of 127,760 common shares. As at October 31, 2006, the Company had not issued the common shares pursuant to the conversion of the preferred shares and the dividends associated with the converted preferred shares. This is shown as an obligation to issue 2,120,604 common shares valued at $530,151.

Stock options

A summary of the stock options outstanding at October 31, 2006:

Number Outstanding January 31, 2006	Granted	Exercised	Cancelled	Expired	Number Outstanding October 31, 2006	Exercise Price Per Share	Expiry Date
1,000,000		-	-	-	1,000,000	$ 0.25	April 1, 2009
-	50,000	-	-	-	50,000	$ 0.25	August 30, 2009
350,000	-	-	-	-	350,000	$ 0.25	November 9, 2009
925,000	-	-	-	-	925,000	$ 0.28	April 21, 2010
325,000	-	-	-	-	325,000	$ 0.24	August 4, 2010
-	60,000	-	-	-	60,000	$ 0.25	March 1, 2011
-	750,000	-	-	-	750,000	$ 0.25	May 23, 2011
2,600,000	860,000	-	-	-	3,460,000		

Warrants

A summary of the share purchase warrants outstanding at October 31, 2006:

Number Outstanding January 31, 2006	Granted	Exercised	Cancelled	Expired	Number Outstanding October 31, 2006	Exercise Price Per Share	Expiry Date
400,000	-	-	-	400,000	-	$ 0.21	February 20, 2006
1,000,000	-	-	-	-	1,000,000	$ 0.30	February 25, 2007
1,961,353	-	197,000	-	-	1,764,353	$ 0.41	April 18, 2007
-	5,060,000	-	-	-	5,060,000	$ 0.35	March 14, 2008
	76,300	-	-	-	76,300	$ 0.35	May 9, 2008
3,361,353	5,136,300	197,000	-	400,000	7,900,653		

Subsequent Events

Subsequent to October 31, 2006, the Company:

a) Arranged a non-brokered private placement to raise up to $600,000 through the issuance of up to a aggregate of 2,400,000 common shares at $0.25. The proceeds of the private placement will be used for future exploration and for general working capital. The terms of the private placement are subject to regulatory approval.

b) Received $3,000 in proceeds that remained outstanding at October 31, 2006 from a private placement.